UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES THE DEPARTURE OF MR. CHRISTOPHER SCHECH, CHIEF FINANCIAL OFFICER

Panama City, Republic of Panama, December 18, 2017 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) (NYSE: BLX), announced today the departure of Mr. Christopher Schech, Chief Financial Officer (“CFO”).

Mr. Christopher Schech leaves Bladex after 8 years of service to pursue other opportunities. He will be replaced by Mrs. Ana Graciela de Méndez, currently Senior Vice President of Finance of Bladex, as part of the succession plan of the Organization. Mrs. Ana Graciela de Méndez, as the new CFO, will assume responsibility for the Bank’s financial management, as well as the interaction with rating agencies, shareholders, and investors.

Mrs. Ana Graciela de Méndez joined the Bank in 1990 and has served as Senior Vice President of Finance since 2014, overseeing financial planning, budgeting, capital allocation, financial reporting and investor relations. Prior to that, she served in various capacities in Finance and Business Areas of the Bank.

Mr. Rubens V. Amaral Jr., Bladex's Chief Executive Officer, stated the following, "I would like to thank Christopher Schech for his work and contribution in the last 8 years, to help the Bank to consolidate its relationship with investors and the markets, as well as to strengthen our franchise in the Region. I would like to welcome Ana Graciela de Méndez as part of our Management Team in her new capacity as our CFO. I am very pleased with her appointment to this very senior position at our organization, and I have no doubts that with her leadership and skills the Bank will continue to thrive.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and an agency in the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX), since 1992, and its shareholders include: central banks, state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access our web site on the Internet at www.bladex.com or contact:

Mrs. Ana Graciela de Méndez - Chief Financial Officer

E-mail address: amendez@bladex.com Tel.: (+507) 210-8671

Irma Garrido Arango - Senior Vice-president, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Bladex Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este, Panama, Republic of Panama